

November 24, 2020

Harry Simeonidis
Chief Executive Officer and President
GBS Inc.
708 Third Avenue, 6th Floor
New York, New York 10017

> **Re: GBS Inc.**
> **Amendment No. 9 to Registration Statement on Form S-1**
> **Filed November 16, 2020**
> **File No. 333-232557**

Dear Mr. Simeonidis:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 23, 2020 letter.

Amendment No. 9 to Registration Statement on Form S-1

Recent Developments, page 1

1. We note your disclosure that on May 1, 2020, your parent company, Life Science Biosensor Diagnostics Pty Ltd, filed a submission with the FDA for the Saliva Glucose Biosensor Diagnostic Test. Given the passage of time, please update your disclosure to indicate the status of your submission.

Description of Our Securities, page 96

2. We note your revised disclosure that your amended and restated certificate of incorporation authorizes you to issue 100 million shares of common stock and 10 million shares of preferred stock. Please file an amended certificate of incorporation that reflects

these authorized shares or revise your disclosure as appropriate.

General

3.   Please include all non-430A information in your next amendment. We note, for example, the blank in "Common stock outstanding after this offering" on page 10.

 You may contact Michael Fay at (202) 551-3812 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ralph V. De Martino, Esq.